UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

On February 3, 2025, Mercurity Fintech Holding Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a non-U.S. investor (the “Purchaser”) in connection with the issuance of an unsecured convertible promissory note dated February 3, 2025 (the “2025 Note”) in the principal amount of $3,500,000 with five percent (5%) per annum simple interest, due to mature on February 3, 2026 (the “Maturity Date”).

An original promissory note dated February 2, 2023 (the “2023 Note”), issued by the Company to the Purchaser pursuant to the securities purchase agreement dated January 31, 2023, had an initial principal amount of $9,000,000, of which the Company repaid $1,500,000 upon its original maturity, and the remaining principal of $7,500,000 was extended under an amendment dated February 2, 2024 (the “2024 Note”); (ii) upon the maturity of the 2024 Note, the Company repaid an additional $4,000,000, reducing the outstanding principal to $3,500,000; and (iii) upon issuance of the 2025 Note under the Securities Purchase Agreement dated February 3, 2025, the 2023 Note, as amended, was satisfied in full and deemed fully paid, with no further obligations owed by the Company under the 2023 Note or the 2024 Note.

The 2025 Note is subject to a variable conversion price, which is 90% of the closing price of the Company’s ordinary shares, as reported on Nasdaq.com, on the trading day immediately preceding the date of the conversion notice, subject to a floor conversion price of $1.402 per share. The Purchaser has the right during two selected periods before the Maturity Date, being the fifteen-day period preceding the calendar date six months after the issuance date of February 3, 2025 (the “First Election Period”), as well as the fifteen-day period preceding the Maturity Date (the “Second Election Period”), at its election, to convert all or any portion of the principal amount but excluding all interest into fully paid and non-assessable ordinary shares of the Company.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Note, which is attached hereto as Exhibit 10.1 and Exhibit 10.2, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement by and between the Company and the Purchaser dated February 3, 2025
10.2	Unsecured Promissory Note dated February 3, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer

Date: February 5, 2025

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